August 1, 2019

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069206, Israel

       Re: InMode Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 29, 2019
           File No. 333-232615

Dear Mr. Mizrahy:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Amended July 29, 2019

General

1. Please clarify whether your references to counsel in your prospectus are to the counsel whose consent is included in exhibit 5.1. We note for example your disclosure on page
       155.
Exhibit Index, page II-5

2. Please include the exhibit required by Regulation S-K Item 601(b)(24). Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany2019
August 1, NameInMode Ltd.
Page 2
August 1, 2019 Page 2
FirstName LastName
Exhibits

3. We note that the opinion filed as exhibit 5.1 appears to be conditioned on effectiveness of your amended articles of association. The opinion that you file per Regulation S-K Item
         601(b)(5) should not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities. For guidance, see also the fourth bullet point in section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011). Please file a revised opinion as appropriate.
        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Electronics and Machinery
cc:      Brian D. Hirshberg